[CapTerra Letterhead]

March 22, 2011

Ms. Cicely LaMothe
Accounting Branch Chief
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	Capterra Financial Group, Inc., (the Company)
Form 10-K for the Year Ended December 31, 2009
Form 10-Q for the periods ended 3/31/2010, 6/30/2010, and 9/30/2010
File Number: 000-50764

Dear Ms. LaMothe:

This letter responds to your February 2, 2011, to the Company. The paragraph numbers correspond to the paragraph numbers of your letter.

Comment 1

FORM 10-K FILED ON MARCH 31, 2010

Item 9A(T) – Controls and Procedures

We have amended the filing as requested.

Comment 2

The language you requested is set forth below.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Note 2 – Business Combinations

Comment 3:

We will expand our disclosure in future filings to provide disclosure in the type and amount of purchase consideration issued by the Company in connection with the reverse acquisition.

In connection with the acquisition, of NexCore Group, LP interests we acquired all but 10% of the LP interest.  As the holders of NexCore Group LP interests were determined to have control of CapTerra Financial Group, Inc. after the merger, NexCore  was deemed to be the accounting acquirer and in the transaction.

Comment 4:

As previously disclosed in our filing, the Company’s stock was thinly traded prior to the business combination and therefore was concluded to be inactive and furthermore transactions in the Company’s common stock were not considered orderly.  Accordingly, the stock price was not considered to be a reasonable indication of fair value.  The net book value of CapTerra Financial Group, Inc. was utilized as a proxy for the fair value of the equity interests exchanged by NexCore Group LP in the reverse acquisition as the net assets of the Company were deemed to approximate fair value and be the best indication of the enterprise value.  The aggregate purchase price resulted in no excess purchase price in the reverse acquisition transaction.  The aggregate purchase price was $5,027,000 based on the fair value of the equity interest exchanged pursuant to GAAP.

Note 8 – Related Parties

Comment 5:

In future filings, we will expand our disclosure to the following:

Any shortfall to be able to repay the note from the disposition of real estate held for sale is covered under the Asset Indemnification Agreement dated September 29, 2010 between CapTerra Financial Group, Inc and GDBA Investments, LLC and BOCO Investments, LLC.  Specifically, upon notification that there is an inability to repay the note from liquidity generated from the sale of these assets, either from a timing issue or valuation shortfall, GDBA Investments LLC and BOCO Investments, LLC will be required to immediately fund any shortfall.

This expanded disclosure will also apply to Footnote 9 – Notes Payable

*****

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please call me at (720) 264-0630.

Very truly yours,

/s/ James W. Creamer III

James W. Creamer III
Chief Financial Officer
CapTerra Financial Group, Inc.